CLECO CORPORATION                                                                                    EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	SEPTEMBER 30, 2006
Earnings from continuing operations	$27,980		$63,535		$65,783
Less: undistributed equity income (loss) from investees	(1,453)		7,650		(109,103)
Plus: income taxes	19,350		38,923		46,762
Earnings from continuing operations before income taxes	$48,783		$94,808		$221,648
Fixed charges:
Interest, long-term debt	$9,934		$30,272		$38,706
Interest, other (including interest on short-term debt)	679		2,017		1,879
Amortization of debt expense, premium, net	481		1,384		1,941
Portion of rentals representative of an interest factor	85		252		341
Total fixed charges	$11,179		$33,925		$42,867
Earnings from continuing operations before income taxes	$48,783		$94,808		$221,648
Plus: total fixed charges from above	11,179		33,925		42,867
Plus: amortization of capitalized interest	102		305		407
Earnings from continuing operations before income taxes and fixed charges	$60,064		$129,038		$264,922
Ratio of earnings to fixed charges	5.37	x	3.80	x	6.18	x
Total fixed charges from above	11,179		33,925		42,867
Preferred stock dividends	432		1,342		1,817
Total fixed charges and preferred stock dividends	11,611		35,267		44,684
Ratio of earnings to combined fixed charges and preferred stock dividends	5.17	x	3.66	x	5.93	x